Alston & Bird llp
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404-881-7000
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Sarah E. Ernst	Direct Dial: 404-881-4940	E-mail: sarah.ernst@alston.com
June 29, 2009
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Allion Healthcare, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 000-17821
     On behalf of our client, Allion Healthcare, Inc. (“Allion”), we are responding to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated June 19, 2009, with regard to the above-referenced filing. Pursuant to a conversation on June 26, 2009 with Mr. John Archfield of the Staff, we understand that the Staff has agreed to extend Allion’s deadline for responding to the Staff’s June 19, 2009 letter until July 20, 2009.
     If you have questions or concerns about the foregoing, please do not hesitate to call me at (404) 881-4940.

Best regards,
/s/ Sarah E. Ernst
Sarah E. Ernst

SEE:see
cc: Russell J. Fichera
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